UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

John Hancock Life Insurance Company of New York

File No. 333-152408
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John Hancock Life Insurance Company of New York submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a registration statement on Form N-6 filed on November 21, 2008.

Based on representations by John Hancock Life Insurance Company of New York that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.(26)(g)(1)	through November 21, 2013
Exhibit 99.(26)(g)(2)	through November 21, 2013
Exhibit 99.(26)(g)(3)	through November 21, 2013
Exhibit 99.(26)(g)(4)	through November 21, 2013
Exhibit 99.(26)(g)(5)	through November 21, 2013
Exhibit 99.(26)(g)(6)	through November 21, 2013

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director